THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS (1) NOT MATERIAL AND (2) THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Exhibit 4.11

Executed version

December 31, 2024

SHANGHAI HUTCHMED INVESTMENT (HK) LIMITED

(“Seller”)

With

GP HEALTH SERVICE CAPITAL CO., LTD.

(“Purchaser”)

Agreement on the Sale and Purchase of 35% Equity
Interest in Shanghai Hutchison Pharmaceuticals Limited

Note: This English translation of the Agreement is for reference only and does not include all Annexes. The Agreement has been executed in Chinese, and in the event of any discrepancies between the English translation and the Chinese version, the Chinese version shall prevail.

Content

1.	Definition and Explanation	3
2.	Transfer and Purchase Price of Target Shares	3
3.	Closing	7
4.	Conditions Precedent	8
5.	Seller’s and Purchaser’s Commitments	12
6.	Commitments and Obligations	12
7.	Third-Party Claims	15
8.	Rollover Profit Distribution	16
9.	Compensation	17
10.	Termination	18
11.	Confidentiality	19
12.	Tax	21
13.	General Terms	22
14.	Notice	23
15.	Governing Laws and Dispute Resolution	24
Annex 1	Basic Information and Equity Structure of Company	Annex 1-1
Annex 2	Performance Compensation Period Committed Current Year and Committed Cumulative Net Profit	Annex 2-1
Annex 3	Closing Date Actions	Annex 3-1
Annex 4	Pre-Closing Obligations	Annex 4-1
Annex 5	Seller’s Commitments	Annex 5-1
Annex 6	Purchaser’s Commitments	Annex 6-1
Annex 7	Rollover Profit, Interim Profit/Loss, and Performance Commitment Compensation	Annex 7-1
Annex 8	Limitation of Seller’s Liability	Annex 8-1
Annex 9	Joint Venture Contract of Shanghai Hutchison Pharmaceuticals Limited	Annex 9-1
Annex 10	Articles of Association of Shanghai Hutchison Pharmaceuticals Limited	Annex 10-1
Annex 11	Shareholders’ Meeting and Board of Directors’ Resolutions on Closing Date	Annex 11.1-1
Annex 12	Escrow Agreement	Annex 12.1-1
Appendix:	Definitions	Defintions

This Sales and Purchase Agreement (hereinafter referred to as the “Agreement”) is signed by the following Parties on December 31, 2024:

1.

Shanghai HUTCHMED Investment (HK) Limited, a company incorporated with limited liability under the laws of Hong Kong, China, with its business registration number 38418742 (“Seller” or “HUTCHMED Investment”)

2.

GP Health Service Capital Co., Ltd, a limited liability company incorporated under the laws of China, with its unified social credit code of 91310000MAIFLOCC1A, registered address at Room 319, No. 5, Lane 786, Xinzhong Road, Xinhe Town, Chongming District, Shanghai (“Purchaser”).

In this agreement, the Seller and the Purchaser are each referred to as “Party”, and collectively referred to as “Parties”.

Whereas:

(A)

Shanghai Hutchison Pharmaceuticals Limited (“Company” or “SHPL”) is a limited liability company established under PRC law on April 30, 2001, with a unified social credit code of 91310000607429444D and a registered address at No. 388 Xiaoye Road, Fengxian District, Shanghai.

(B)	The registered capital of the Company is RMB 229 million. The basic information of the Company and its equity structure are shown in Annex 1 of this Agreement.
(C)

The Seller intends to sell the Target Shares (as defined below) to the Purchaser, and the Purchaser intends to purchase the Target Shares from the Seller, in accordance with the terms and conditions of this Agreement.

The Parties agree as follows:

1.Definition and Explanation

1.1	Where permitted in the context of this Agreement, the following words and expressions shall have the meanings set forth in the Appendix.
1.2	The headings of the clauses are for convenience only and do not affect the interpretation of this Agreement.
1.3	The “Seller” and the “Purchaser” include their respective successors and assignees.
1.4	Phrases like “including”, “comprising” and similar expressions are not limiting and should be interpreted as if followed by the words “but not limited to”.
1.5

If the date for exercising the rights or performing the obligations under this Agreement is not a Business Day, it shall be postponed to the nearest Business Day to exercise such rights or perform such obligations.

2.Transfer and Purchase Price of Target Shares

2.1Transfer of the Target Shares. In accordance with the terms and conditions of this

Agreement, the Seller shall transfer to the Purchaser, and the Purchaser shall accept from the Seller, the Target Shares free and clear of any Third Party Rights, together with all rights and obligations attached thereto. From the Closing Date, the Purchaser shall, as the owner of the Target Shares, enjoy all rights attached to the Target Shares and assume all obligations as a shareholder of the Company.

2.2

Purchase Price. The consideration for the Target Shares (“Purchase Price”) shall be equal to 35% of the value of the Company’s equity; the Parties agree that the Purchase Price for this Transaction shall be RMB 3,482,627,982.

2.3Performance Commitment

The Seller undertakes to make performance commitments for the years 2024, 2025, 2026 and 2027 (“Performance Commitment Period”). During the Performance Commitment Period, the Company’s audited committed net profit for 2024 shall not be less than RMB 663 million, and the audited Committed Annual Net Profit for each of 2025, 2026 and 2027 as well as the Committed Cumulative Net Profit shall be as specified in Annex 2. For the avoidance of doubt, the “Net Profit” under this Agreement shall refer to the audited consolidated net profit after tax in the consolidated financial statements of the Company prepared in accordance with the Chinese Accounting Standards, and audited by the Company’s Appointed Accounting Firm with a standard unqualified opinion.

2.4Performance compensation

2.4.1

If the Performance Commitment cannot be fulfilled, the Seller shall make performance compensation to the Purchaser in accordance with Article 2.4 and Articles 3 and 4 of Annex 7 (including Interim Period Profit compensation and Cumulative Net Profit Compensation).

2.4.2	Both Parties agree that the amount of performance compensation liability to be borne by the Seller, calculated in cash, shall be limited to RMB 696 million.
2.4.3

Interim Period Profit compensation: During the Performance Commitment Period, if in any year of 2024, 2025, 2026 and 2027, the annual net profit amount (“Actual Annual Net Profit”) is lower than the amount stipulated in Annex 2 (“Committed Annual Net Profit”), then within thirty (30) Business Days from the date when the Company’s Appointed Accounting Firm issues the Company’s annual audit report (“Interim Compensation Determination Date”), the Seller shall provide the Purchaser with Interim Period Profit compensation for that year.

2.4.4	The formula for calculating the Interim Period Profit compensation amount during that period is as follows:

Compensation amount = the proportion of Company equity purchased by the Purchaser in this Transaction x (Committed Annual Net Profit - Actual Annual Net Profit).

2.4.5	Cumulative Net Profit Compensation: both Parties agree that the Cumulative Net Profit Compensation can be in the form of equity transfer or cash.

2.4.6

After the issuance of the 2027 annual audit report of the Company, if the actual cumulative net profit (“Actual Cumulative Net Profit”) during the Performance Commitment Period is lower than the committed cumulative net profit (“Committed Cumulative Net Profit”) committed by the Seller in accordance with Annex 2 of this Agreement, within thirty (30) Business Days after the date of issuance of the 2027 annual audit report (“Performance Compensation Determination Date”), the Seller shall be responsible for the cumulative net profit compensation (“Cumulative Net Profit Compensation”), and the specific calculation formula is as follows:

(1)	Cash compensation amount = Actual Purchase Price paid by the Purchaser in this Transaction (i.e. RMB 3,482,627,982) x (Committed Cumulative Net Profit / Actual Cumulative Net Profit - 1);
(2)	Compensation equity ratio = Percentage of Company equity purchased by the Purchaser in this Transaction x (Committed Cumulative Net Profit / Actual Cumulative Net Profit - 1).

If the Seller needs to compensate the Purchaser in the form of equity transfer or in other manner, the Purchaser and Seller shall reach a written consensus on this.

2.4.7

For the avoidance of doubt, the Parties expressly agree that in calculating the Cumulative Net Profit Compensation amount for the Performance Commitment Period, the annual Interim Period Profit compensation (if any) paid by the Seller pursuant to Sections 2.4.3 and 2.4.4 shall be deducted.

After deduction, the specific calculation formula for the Seller to compensate the Purchaser is as follows:

(1)

Cash compensation amount = Purchaser’s actual Purchase Price paid in this Transaction (i.e. RMB 3,482,627,982) x (Committed Cumulative Net Profit / Actual Cumulative Net Profit - 1) — Interim Period Profit compensation amount paid by the Seller;

(2)

If as agreed by both Parties, the Seller compensates the Purchaser for performance by transferring the Company’s equity, then the proportion of equity to be compensated shall be calculated according to the following formula: Performance compensation equity ratio = the proportion of the Company’s equity purchased by the Purchaser in this Transaction x (Committed Cumulative Net Profit / Actual Cumulative Net Profit - 1) x (1 - the amount of compensation paid by the Seller in accordance with Section 2.4.4 and Section 2.4.7(1)/the amount of cash compensation calculated in accordance with Section 2.4.6(1)).

2.4.8

Both Parties agree that, with respect to the Seller’s Cumulative Net Profit Compensation liability or/and Interim Period Profit compensation liability (if any), the Seller or its designated entity shall fulfil the compensation payment obligation within thirty (30) Business Days from the Performance Compensation Determination Date or the Interim Compensation Determination Date in accordance with Section 2.4 and Sections 3 and 4 of Annex 7.

Notwithstanding the above agreement, the Parties agree that the time required for internal Company decisions such as shareholders’ approval for matters involving cash compensation or equity transfer compensation to the Purchaser in the form of directional dividends from the Company shall not be counted within the thirty (30) Business Days specified in Sections 2.4.3, 2.4.6 and 2.4.8, but shall not exceed the time separately negotiated by the Parties or forty-five (45) Business Days from the Performance Compensation Determination Date or the Interim Compensation Determination Date. For the avoidance of doubt, the time for the Parties to negotiate the form of compensation shall be included within the thirty (30) Business Days specified in Sections 2.4.3, 2.4.6 and 2.4.8 or the forty-five (45) Business Days specified in Section 2.4.8, i.e., the above compensation period shall not be extended unless otherwise agreed in writing by the Parties.

If the Purchaser refuses to sign or delays signing the aforementioned Company’s internal decision-making documents without proper justification, resulting in the Seller’s failure to complete the Interim Period Profit compensation or Cumulative Net Profit Compensation within the aforementioned periods, the Seller shall not be required to pay any penalties or bear any other form of liability for breach of contract to the Purchaser for such delayed payment.

2.4.9

The Parties further agree to offset the cash compensation amounts under Sections 2.4.4, 2.4.6 and 2.4.7 with the Company’s undistributed profits, i.e., to require adjusting the dividend ratio during the Company’s dividend distribution process, and distribute the Company’s undistributed profits corresponding to the Seller’s equity holdings for the aforementioned cash compensation amounts to the Purchaser in the form of dividends to offset the payment of cash compensation. Both Parties and the directors nominated/appointed by both Parties shall vote in favor of the aforementioned procedures. For the specific implementation plan, please refer to Sections 3 and 4 of Annex 7 to this Agreement. The Parties further agree that if the performance compensation involves tax payment, the Seller shall only bear the tax obligations arising from the Seller’s direct receipt of the relevant dividends from the Company as an overseas shareholder (i.e., withholding tax on dividends), and any additional tax obligations shall be borne by the Purchaser.

2.4.10

The two Parties further agree that, subject to the Company Law, the Company shall be governed in accordance with this Agreement and the New Articles of Association/New Joint Venture Contract (including any amendments thereto from time to time). The Parties shall make their best efforts to maintain the Company’s operation and management model and management team unchanged during the Performance Commitment Period (except for changes due to management personnel not meeting qualifications required of directors or senior managers as stipulated in the Company Law). Given that the Purchaser is not the controlling shareholder of the Company, regardless of whether the Company’s operation and management model or management team changes during the commitment period, the Seller shall not claim a reduction or exemption from the obligation to compensate for performance or/and Interim Period Profit compensation against the Purchaser.

2.4.11	For the avoidance of doubt, if the Purchaser’s equity ratio is less than 35% due to changes in the Company’s registered capital, the Purchaser’s equity ratio at that time (excluding increases in such equity ratio by means of the Purchaser’s subscription to the Company’s newly increased registered capital, acquisition of equity, and others after the Closing) shall prevail in calculating the Interim Period Profit compensation and Cumulative Net Profit Compensation amount that the Seller shall pay to the Purchaser.

2.4.12

The Parties further agree that if any Force Majeure Event occurs at any time during the Performance Commitment Period, which causes the Seller to fail to fulfil the Performance Commitment, the Seller shall not bear the performance compensation liability or/and the Interim Period Profit compensation liability to the extent impacted by the Force Majeure Event. Specific details shall be determined by the two Parties through friendly consultation based on the principle of fairness and reasonableness at that time.

For the avoidance of doubt, the aforementioned Force Majeure Events shall apply to the net profit commitment for the year of occurrence, the Committed Annual Net Profit for each year of the subsequent Performance Commitment Period, and the Cumulative Net Profit Compensation for the Performance Commitment Period.

3.Closing

3.1Closing

3.1.1

The Purchaser shall, within two (2) business days after all Conditions Precedent (but excluding those conditions that can only be satisfied at Closing by their nature) have been satisfied or waived in writing, initiate the filing for Withholding and Remitting Taxes with the competent tax authority in accordance with Section 12.2 of this Agreement, and make its best efforts to complete the withholding and remittance within the shortest possible time. For the avoidance of doubt, the date on which the Purchaser pays the Withholding and Remitting Taxes shall be the same date as the date on which the withholding and remitting tax for the SPG Equity Transaction is paid.

3.1.2

After the tax authority issues the tax payment certificate as described in Section 12.2 of this Agreement: (1) on the third (3rd) Business Day at the Company; or (2) at any other time and place as agreed by the Purchaser and the Seller, the Closing shall take place. For the avoidance of doubt, the Closing Date designated by the Parties under this Agreement shall be the same as the Closing Date designated by the Seller and SPG under the SPG Equity Transaction Agreement.

3.2Closing Date actions

On the Closing Date, the Seller and the Purchaser shall deliver or perform (or cause to be delivered or performed) all documents, items and actions listed in Annex 3 relating to such Party or the other Party (as the case may be). For the avoidance of doubt, the Purchaser’s payment of the Equity Transfer Consideration (“Post-Tax Purchase Price”) after deducting the Withholding and Remitting Taxes as stated in the Tax Clearance Certificate to Seller’s Designated Escrow Account pursuant to Annex 3 shall be deemed as the Seller having received the Equity Transfer Consideration stipulated in this Agreement, and the Purchaser’s payment obligation shall have been fulfilled (i.e. the Purchaser shall no longer have any rights or claims over the Post-Tax Purchase Price that has been paid), but the Purchaser shall still use its best efforts to assist the Seller in remitting the amount after deduction of withholding tax to Seller’s Designated Bank Account.

3.3Actions after Closing Date

3.3.1

The Seller shall and shall cause the Company to submit the application materials for the foreign exchange registration of changes within five (5) Business Days after the registration and filing of this Transaction with AMR, and the Purchaser shall use its best efforts to cooperate with the above matters.

3.3.2

From the Closing Date, the Seller shall have the right to unilaterally decide: (1) to transfer the Post-Tax Purchase Price paid by the Purchaser to the Seller’s designated Escrow Account in accordance with Annex 3 to the Purchaser’s Escrow Account in accordance with the Escrow Agreement; and (2) to transfer the Post-Tax Purchase Price from the Purchaser’s Escrow Account to the Seller’s designated offshore bank account (“Seller’s Designated Bank Account”). As of the date when the Seller’s Designated Bank Account receives the Purchase Price (“Seller’s Actual Receipt Date”), any interest accrued (if any) on the funds in the Seller’s designated Escrow Account shall belong to the Seller, and any interest accrued (if any) on the funds in the Purchaser’s Escrow Account shall belong to the Purchaser.

4.Conditions Precedent

4.1Conditions Precedent for the Seller’s Sale of Equity

The obligation of the Seller to sell the Target Shares is subject to the satisfaction or written waiver/abandonment by the Seller (pursuant to Section 4.4) of the following conditions:

4.1.1

Governmental Authority approval and filing, etc. The Purchaser completes the necessary government approval and filing registration (the private equity investment fund filing of the Special Fund(s) (as defined in Section 6.7) with the Asset Management Association of China and the Special Fund(s) partners’ meeting resolve to approve this Transaction, state-owned assets management department’s prior reporting and filing, etc.) involved in this Transaction.

For the avoidance of doubt, if the Purchaser has made its best efforts to meet the Conditions Precedent for Governmental Authority approval and filing, etc. as described in this Section 4.1.1 (i.e., the Special Fund(s) complete(s) fund filing, passes partners’ meeting resolution(s), and pre-reports and filings with the state-owned assets management department), even if the Conditions Precedent under this Section 4.1.1 are ultimately not met, they cannot be unilaterally exempted/waived by the Seller.

4.1.2	If the SPG Equity Transaction under Section 4.3.1 of this Agreement is subject to the notification and review of concentration of business operators (“Antitrust Review”) by the competent AMR, and the competent AMR requires the Purchaser to undergo the Antitrust Review for the performance of this Transaction, the Purchaser shall make its best efforts to complete the aforesaid Antitrust Review, i.e., in such circumstances, the completion of this Transaction shall be subject to passing the Antitrust Review, which shall be a Condition Precedent for the Seller to sell the Target Shares.

For the avoidance of doubt, the Antitrust Review shall be deemed to have been completed in the following circumstances:

(1)	The competent AMR issues a document to the Purchaser indicating unconditional approval of the Antitrust Review for this Transaction;
(2)	The competent AMR issues a document to the Purchaser indicating that no further Antitrust Review is required; or
(3)

The Purchaser issues a written certificate (in which the Purchaser certifies that, after the competent AMR has accepted all Antitrust Review applications, the waiting period under Applicable Laws has expired, and during or after the waiting period, the Purchaser has not received any objection or opposition from the competent AMR).

4.1.3	Internal approval. The Purchaser’s internal decision-making body has approved this Transaction.
4.1.4

Execution of transaction documents. Both Parties have executed the transaction documents related to this Transaction, which are irrevocable and satisfactory to the Seller, namely this Agreement and the corporate governance documents described in Section 4.1.5 of this Agreement.

4.1.5	Execution of Company governance documents. New Joint Venture Contract, New Articles of Association have been signed by relevant parties.
4.1.6

Transition Period arrangement. The post-Closing shareholders of the Company have reached an agreement on the Transition Period arrangement, including but not limited to the Purchaser and the directors appointed by the Purchaser promising to pass the Closing Date Resolutions by reviewing the Closing Date Resolution Matters on the Closing Date.

4.1.7

Rollover Profit Distribution and Interim Period Profit/Loss Allocation Plan. The Company’s post-Closing shareholders have reached an agreement on the undistributed profits as of October 31, 2024 and the profit/loss from November 1, 2024 to the Closing Date, including but not limited to the Purchaser’s commitment to pass the undistributed profit declaration proposal and the Interim Period Profit/Loss allocation principle declaration proposal related to Annex 7 of this agreement at the shareholders’ meeting on the Closing Date.

4.1.8

Performance. The Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions required by Annex 3 hereto to be performed or complied with by the Purchaser on or before the Closing Date

(for the avoidance of doubt, this Section being a condition that by its nature is to be satisfied only at the Closing pursuant to Section 3.1.1).

4.1.9	Proof of financial capability. The Purchaser has sufficient self-owned or self-raised funds to pay the purchase price and complete this Transaction.
4.1.10

Escrow Agreement and Escrow Account. The Purchaser, the Seller and/or their Affiliates shall enter into the Escrow Agreement listed in Annex 12 with the bank jointly designated by both Parties (i.e. HSBC Bank (China) Company Limited), and the Purchaser has completed the opening of the Purchaser’s funds monitoring account in accordance with the provisions of the Escrow Agreement.

4.1.11

Purchaser’s Closing certificate. The Purchaser shall have executed and delivered to the Seller a Closing certificate dated as of the Closing Date, certifying that each of the conditions set forth in Section 4.1 has been satisfied in full as of such date.

4.2Conditions Precedent for the Purchaser’s Acquisition of Equity

The obligation of the Purchaser to accept the transfer of the Target Shares is subject to the satisfaction or written waiver/abandonment by the Purchaser (pursuant to Section 4.4) of the following conditions:

4.2.1	Internal approval. The Seller’s internal decision-making body has approved this Transaction, i.e., the Seller’s board of directors has approved this Transaction.
4.2.2

Execution of transaction documents. Both Parties have executed the transaction documents related to this Transaction, which are irrevocable and satisfactory to the Seller, namely this Agreement and the corporate governance documents described in Section 4.2.3 of this Agreement.

4.2.3

Execution of corporate governance documents. The Purchaser has obtained shareholder rights and arrangements satisfactory to it, namely the New Joint Venture Contract and New Articles of Association have been signed by the relevant Parties.

4.2.4

Transition Period arrangement. The Company’s post-Closing shareholders have reached an agreement on the Transition Period arrangement, including but not limited to the Seller and the directors appointed by the Seller undertaking to pass the Closing Date Resolutions by reviewing and approving the Closing Date Resolution Matters on the Closing Date.

4.2.5

Rollover Profit Distribution and Interim Period Profit/Loss Allocation Plan. The Company’s post-Closing shareholders have reached an agreement on the undistributed profits before October 31, 2024 and the profits and losses from November 1, 2024 to the Closing Date, including but not limited to the Purchaser’s commitment to pass the resolution of the shareholders’ meeting on the Closing Date to pass the Rollover Profit Distribution and Interim Period Profit/Loss Allocation Plan.

4.2.6	No material adverse change. No event has occurred that would have a material adverse effect on the Company and its development prospects.

4.2.7

Performance. The Seller shall have performed and complied with all covenants, agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or before the Closing Date pursuant to Annex 3 (for the avoidance of doubt, this provision is a condition that by its nature can only be satisfied at Closing pursuant to Section 3.1.1); and

4.2.8

Seller’s Closing certificate. The Seller shall have executed and delivered to the Purchaser a Closing certificate dated as of the Closing Date certifying that each of the conditions listed in Section 4.2 has been satisfied in full as of such date.

4.3Indispensable Conditions Precedent:

4.3.1

At the same time as the Closing of this Transaction, the Seller shall sell its 10% equity interest in the Company to SPG (“SPG Equity Transaction”). For the avoidance of doubt, the SPG Equity Transaction and this Transaction are mutually conditions to each other’s Closing;

4.3.2	The internal decision-making body of HCM has approved this Transaction, i.e., the shareholders’ meeting of HCM has approved this Transaction.
4.4

The Seller and/or the Purchaser may, at any time on or prior to the Long Stop Date, give written notice to the other Party to fully or partially waive/forgo any of the Conditions Precedent set forth in Section 4.1 or Section 4.2 (as the case may be) in accordance with the provisions of this Agreement.

4.5

Both Parties shall use their reasonable best efforts to ensure that all Conditions Precedent are satisfied as soon as possible but in any event no later than the Long Stop Date. Such reasonable best efforts shall include taking all necessary and reasonable measures to satisfy the Conditions Precedent. If the satisfaction of any Condition Precedent requires the assistance or cooperation of the other Party, the Parties shall cooperate to facilitate the satisfaction of such Condition Precedent, including but not limited to executing and providing all documents, materials and instruments necessary for the satisfaction of the Conditions Precedent.

4.6

Both Parties shall immediately (and in any event within two (2) business days) notify the other Party upon becoming aware that the Conditions Precedent set forth in Sections 4.1, 4.2, and 4.3 of this Agreement have been satisfied, cannot be satisfied, or are not expected to be satisfied.

If one Party (the “Non-Satisfying Party”) reasonably determines that the Conditions Precedent involving such Party stipulated in Sections 4.1, 4.2, and 4.3 of this Agreement cannot be satisfied on or before the Long Stop Date, the other Party shall have the right (but not the obligation) to notify the Non-Satisfying Party in writing prior to the Long Stop Date to extend the Long Stop Date by two (2) months (the “Extend”).

If one Party decides to extend the Long Stop Date in accordance with this clause, then all references to the “Long Stop Date” in this Agreement and any transaction documents shall be understood as the date that is six (6) months after the Signing Date of this Agreement.

5.Seller’s and Purchaser’s Commitments

5.1

Except as disclosed in the Data Room and subject to the provisions of Annex 8, the Seller makes warranties to the Purchaser as of the Signing Date in accordance with the terms set forth in Annex 5; the terms set forth in the warranties regarding title, solvency and special representations under Annex 5 shall be deemed to be repeated immediately prior to the Closing by reference to the facts and circumstances existing at that time. For the avoidance of doubt, the Unrestricted Circumstances set forth in Section 2 of Annex 4 shall also apply to the terms set forth in Annex 5.

5.2

The Purchaser makes warranties to the Seller on the Signing Date in accordance with the terms set forth in Annex 6; the undertakings under Annex 6 shall be deemed to be repeated immediately prior to the Closing by reference to the facts and circumstances then existing.

5.3

Both Parties undertake to promptly notify the other Party in writing of any event or circumstance known to them that causes or may cause a breach or inconsistency with any of their warranties or other representations prior to the Closing.

6.Commitments and Obligations

6.1

The Seller undertakes that, during the period from the Signing Date to the Closing Date, except as otherwise provided in this Agreement, it shall comply with the relevant provisions set forth in Annex 4 hereto to the extent permitted by Applicable Laws.

6.2

The Purchaser undertakes that, during the period from the Signing Date to the Closing Date, the Purchaser shall use its best efforts to ensure that the Conditions Precedent for the Seller’s sale of equity as stipulated in Section 4.1 are satisfied as soon as possible after the Signing Date of this Agreement, and shall bear the costs incurred therefrom.

6.3

The Parties confirm and agree that, except for the commitments or warranties made by one Party to the other Party pursuant to this Agreement, any other statements, commitments or predictions made by either Party or any member of its Affiliates or Group Companies, whether on its own behalf or on behalf of others, shall not constitute the basis for any claims by the other Party under or in connection with this Agreement or any transaction document. In particular, neither Party has made any representations or warranties as to the accuracy of any projections, estimates, expectations, statements of intent or opinions provided to the other Party, its Affiliates or the advisors of the other Party or its Affiliates on or prior to the Signing Date of this Agreement.

6.4

The Purchaser agrees and covenants to the Seller (the Seller for itself and on behalf of each Affiliate referred to herein) that the Purchaser and/or its Affiliates shall have no claims and shall waive and not assert any claims against any of the following persons that the Purchaser may have relied upon prior to agreeing to any term of this Agreement or any other transaction document or prior to the execution of this Agreement or any other transaction document: (a) any employee, director, officer, advisor or agent of any Group Company; or (b) any employee, director, officer, advisor or agent of the Seller or any of its Affiliates. For the avoidance of doubt, notwithstanding the foregoing, the Purchaser may assert against the Seller any claim for breach of the relevant provisions of this Agreement by the Seller.

6.5The Purchaser and Seller promise after the Closing:

6.5.1

During the performance compensation period, both Parties shall make their best efforts to maintain the Company’s operation and management model unchanged, and ensure the stability of the Company’s operation and management.

6.5.2

During the Transition Period, both Parties shall use their best efforts to cause the Company and the directors appointed by both Parties to implement the Closing Date Resolutions; the Purchaser shall ensure that the directors appointed by the Purchaser shall not propose any shareholders’ meeting or/and board meeting resolutions to amend or conflict with the matters described in the Closing Date Resolutions.

6.5.3

During the Transition Period, both Parties shall make their best efforts to ensure that the Company and the directors appointed by both Parties implement the Rollover Profit Distribution and Interim Period Profit/Loss Allocation Resolution; the Seller shall ensure that the directors appointed by the Seller or the recommended management team shall not propose any shareholders’ meeting or/and board of directors’ proposals to amend or conflict with the matters described in the shareholders’ meeting resolutions on the Rollover Profit Distribution and Interim Period Profit/Loss Allocation Plan.

6.5.4

During the Transition Period, subject to the conditions and procedures for equity transfer stipulated in the Articles of Association and the Joint Venture Contract, the Purchaser has the right to transfer the Company’s equity to a third party, and the Seller needs to perform the obligations and commitments under this Agreement to the third party, provided that the Purchaser shall ensure that the third party performs all the commitments and obligations of the Purchaser under this Agreement to the Seller and/or the Company.

6.5.5

Within five (5) years after the Closing, unless giving the Seller one (1) month’s prior written notice and allowing the Seller reasonable time to remove and retain, the Purchaser shall not dispose of or destroy any records related to the preparation of any tax returns, external financial reports or regulatory filings by the Seller that are required for the Withholding and Remitting Taxes as described in Section 12.2 of this Agreement.

6.5.6	Neither Party or its Affiliates shall solicit or otherwise induce any employee of any Group Company to leave his/her employment, or hire, employ or engage any employee of any Group Company.
6.5.7

The Parties agree that, prior to [***], the Group Companies may use the words “ HUTCHISON” and “” and the “” logo (including any registered or unregistered trademarks with this logo) free of charge in its company name, products, advertising and promotional materials, and packaging; unless otherwise agreed by the Parties prior to [***], the Purchaser and its Affiliates shall ensure that the Group Companies and their Affiliates cease to use and immediately remove the words “HUTCHISON” and “” and the “” logo (including any registered or unregistered trademarks with this logo) from its company name, products, advertising and promotional materials, and packaging without replacing them with any similar words, phrases or logos from [***] onwards. Except as otherwise provided in this paragraph, the Purchaser and/or its Affiliates shall not use the names “ HUTCHISON “ and “” or other similar words or phrases, the “” logo (including any registered or unregistered trademarks with this logo) or similar logos to continue or receive the business of the Company or use the aforementioned words, phrases on its products and packaging.

6.6

After the Closing, the Seller promises that before the date of full compensation for performance compensation under Section 2.4 of this Agreement, without the prior written consent of the Purchaser, the Seller shall not create or/and promise to create any form of guarantee, mortgage or other Third Party Rights on such equity interests. After obtaining the prior written consent of the Purchaser, and in compliance with the conditions and procedures for equity transfer stipulated in the Articles of Association and Joint Venture Contract, the Seller may transfer (including direct or indirect transfer) the Company’s equity interests to a third party, but the transferee needs to perform the Seller’s commitments and obligations under this Agreement corresponding to the transfer of such equity interests.

6.7

The Seller agrees that, on or before January 17, 2025 (or such other date prior to the Closing of this Transaction as agreed by the Seller), the Purchaser shall have the right, subject to the prior written consent of the Seller at that time, to assign all or part of its rights and obligations to acquire the Target Shares under this Agreement to (1) the fund initiated by the Purchaser as a private fund manager and one of the general partners (“Purchaser Designee One”), and (2) another Purchaser designee (“Purchaser Designee Two”) ((1) and (2) hereinafter collectively referred to as the “Special Funds”). Purchaser Designee Two shall purchase no more than 10% of the equity interests corresponding to the Target Shares under this Agreement; the remaining Target Shares shall be acquired by Purchaser Designee One.

The aforementioned transfer is premised on: (1) the Special Fund(s) and their ultimate beneficial owners (as defined in the HKEX Listing Rules) shall not be affiliated persons of HCM (as defined in the HKEX Listing Rules); (2) the Parties and each Special Fund shall enter into agreements substantially identical in form and substance to this Agreement, with each Special Fund assuming all rights, commitments and obligations of the Purchaser corresponding to the equity interests it intends to acquire under this Agreement; and except with the written consent of the Seller, the Purchaser and the Special Fund(s) undertake not to further transfer all or part of the rights, obligations and commitments obtained by them under this Agreement and the agreements to be executed by them at that time to any other Party; and (3) the Purchaser agrees to make corresponding amendments to this Agreement in accordance with the transaction arrangements for the equity interests to be transferred.

If by January 17, 2025 (or any other date prior to the Closing of this Transaction as agreed by the Seller), the Purchaser fails to designate a Special Fund to sign the aforementioned transfer agreement for all the Target Shares under this Agreement, the Purchaser shall cause the Purchaser’s Designated Party and/or the newly established fund initiated by the Purchaser as a private fund manager and one of the general partners to accept the transfer of all the untransferred Target Shares in accordance with the provisions of this Agreement (including the aforementioned prerequisite).

6.8Irrevocable commitments of both Parties:

6.8.1

From the Signing Date to the date when the Seller actually receives the payment, the Escrow Agreement and the escrow arrangement stipulated in the Escrow Agreement shall not be modified in any form without the written consent of both Parties;

6.8.2

From the Closing Date to the date when the Seller actually receives the payment, without the written consent of the Seller, the Purchaser shall not: (1) release, use or dispose of any funds in the jointly managed account in any form; (2) directly or indirectly transfer or/and promise to transfer the Target Shares interest in any form; (3) create or/and promise to create any form of guarantee, mortgage or other Third Party Rights on the Target Shares interest in any form;

6.8.3	From the Closing Date, the Purchaser shall make its best efforts to assist the Seller in paying the Post-Tax Purchase Price to Seller’s Designated Bank Account.

If within two (2) months after the Closing or any other time notified by the Seller in writing after the expiration of the aforementioned period, Seller’s Designated Bank Account fails to receive the Post-Tax Purchase Price for this Transaction or fails to receive the entire purchase consideration after the tax payment for the SPG Equity Transaction as agreed in the SPG Equity Transaction Agreement, the Parties agree: If the above situation is caused by reasons not attributable to either the Purchaser or the Seller, the Parties shall negotiate amicably on the relevant handling matters.

7.Third-Party Claims

7.1

If (a) any third party raises any claim regarding this Transaction or the shareholder responsibilities and obligations corresponding to the Target Shares interests that the Seller should bear, or any other matter or circumstance occurs, and (b) the aforementioned claim, circumstance or matter may cause the Purchaser to assert claims in respect of this Transaction (including but not limited to this Agreement) (such claims, circumstances or matters are collectively referred to as “Third-Party Claims”), the Purchaser shall:

7.1.1

Within five (5) Business Days from the date of becoming aware of the above Third-Party Claims, notify the Seller in writing, and provide the Seller and its representatives with all reasonable information and facilities to investigate such rights claims, except in cases where the third party has already claimed all rights against the Seller;

7.1.2

Without the prior written approval of the Seller, it shall not (and shall ensure that no member of the Purchaser’s Group shall) admit liability or reach any agreement or compromise with respect to any Third-Party Claim;

7.1.3	Provided that the Seller shall indemnify the Purchaser for all reasonable out-

of-pocket expenses incurred by the Purchaser due to such Third-Party Claims, if the Third-Party Claims do not involve the Purchaser, the Purchaser shall: (a) take such actions as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend against the Third-Party Claims; (b) allow the Seller (if it so chooses) to take over all proceedings and/or negotiations relating to the Third-Party Claims; and (c) provide the Seller with such information and assistance as the Seller may reasonably request for the preparation and conduct of any proceedings and/or negotiations relating to the Third-Party Claims;

7.1.4

The Seller shall have the right to decide at its own discretion to engage lawyers to represent and defend itself at its own expense and cost, including: (a) initiating or participating in any legal proceedings related to Third Party Rights claims, (b) hiring and engaging lawyers to represent the relevant Third Party Rights claim proceedings, and (c) compromising or settling Third Party Rights claims (without the prior consent of the Purchaser), provided that the Seller shall notify the Purchaser of its agreement to assume the Indemnified Losses within ten (10) business days after receiving the Purchaser’s Claim Request (provided that it does not affect the validity of other terms under this Section 9). For the avoidance of doubt, if a Third-Party Claim names both the Seller and the Purchaser as defendants/respondents, the Parties shall jointly consult on matters related to the Third-Party Claim, and shall cooperate in all reasonable aspects in defending against the Third-Party Claim to reduce the Indemnified Losses.

7.2

If the Purchaser fails to fully comply with its obligations under Sections 7.1.1 and 7.1.2, the Seller shall be relieved of any liability for indemnification in respect of any claims made by the Purchaser in relation to such matters or circumstances.

8.Rollover Profit Distribution

8.1Both Parties agree:

8.1.1

The Company’s undistributed profits as of October 31, 2024 shall be distributed in accordance with the contents of Annex 7 after being reviewed and approved by the Company’s decision-making body (bodies);

8.1.2

The profits and losses incurred by the Company from November 1, 2024 to the Closing Date (based on the special audit results of the Company’s Appointed Accounting Firm) shall be allocated after being reviewed and approved by the Company’s decision-making body (bodies) in accordance with the contents of Annex 7.

8.2

Both Parties agree and shall make their best efforts to ensure that the Company (including both Parties exercising their shareholder voting rights and ensuring that both Parties and their nominated directors take all necessary measures on the board of directors) implements the Rollover Profit Distribution and Interim Period Profit/Loss Allocation Plan as stipulated in Annex 7, and shall not take any action that may hinder or delay the aforementioned matters.

9.Compensation

9.1

Without affecting any other rights of either Party under this Agreement, if either Party fails to pay or refund any overpaid amount in accordance with this Agreement, and fails to remedy such failure within ten (10) business days after the relevant amount becomes due and payable, the defaulting Party shall be liable to the non-defaulting Party for compensation at the rate of 0.05% of the unpaid amount for each day of delay (calculated from the expiration of the aforementioned cure period).

9.2

The defaulting Party shall fully indemnify the non-defaulting Party for any and all claims, suits, actions, demands, settlements, judgments, damages, losses, liabilities, obligations, costs and expenses (including but not limited to investigation fees and attorneys’ fees and costs, but excluding any indirect losses) (collectively referred to as “Losses”, and the Losses claimed by one Party against the other Parties to this Agreement are referred to as “Indemnified Losses”) directly resulting from the defaulting Party’s breach of any warranty, undertaking or covenant made by it under this Agreement, and shall hold such persons harmless and defend them.

If the breaching Party’s breach of contract is remediable or correctable, the breaching Party shall only be liable for compensation for losses to the non-breaching Party if it fails to remedy or correct the breach within thirty (30) Business Days after receiving written notice from the non-breaching Party.

9.3	The Purchaser’s claims for Indemnified Loss against the Seller under this Transaction (including but not limited to this Agreement) shall be subject to the conditions listed in Annex 8.
9.4

If the Purchaser becomes aware of any matter or circumstance that may give rise to a claim, the Purchaser shall notify the Seller as soon as reasonably practicable after becoming aware of such matter or circumstance, providing reasonable details thereof. Upon becoming aware of any event that would reasonably be expected to give rise to or result in Indemnified Losses, the Purchaser shall use commercially reasonable efforts to mitigate such Indemnified Losses. If the Purchaser fails to use commercially reasonable efforts to mitigate Indemnifiable Losses, and such failure results in the Seller incurring or increasing its indemnification obligations, then the Seller shall have no obligation to indemnify the Purchaser for such portion of the Indemnified Losses.

9.5

With respect to any third party claim for which the Purchaser can claim Indemnified Loss against Seller under this Agreement, Seller shall have the right, at its own expense and cost, to engage attorneys as legal representatives for the defense of any such claim, including: (a) initiating or otherwise participating in any proceedings related to such third party claim, (b) employing and engaging attorneys for any such third party claim proceedings, and (c) compromising or settling such third party claim (without Purchaser’s prior consent), provided that Seller shall notify Purchaser within ten (10) business days of receipt of Purchaser’s Indemnified Loss whether it agrees to assume the indemnification (without prejudice to any other terms of this Section 9). Purchaser shall promptly notify Seller of any such third party claim and related proceedings and cooperate with Seller in the defense thereof. The Parties shall cooperate in all reasonable respects in the defense of any such third party claim in order to minimize the Indemnified Losses.

10.Termination

10.1 Termination right of both Parties. If any of the Conditions Precedent has not been satisfied or determined to be incapable of being satisfied on or prior to the Long Stop Date (including the situation where the Transaction fails to be or is determined to be incapable of being approved by the internal decision-making body of the Seller/Seller’s Affiliates) or the Conditions Precedent under Sections 4.1 and 4.2 are waived by the relevant Party pursuant to Section 4.4, neither the Purchaser nor the Seller shall be obliged to proceed with the transfer of the Target Shares and shall not be liable therefor, and shall have the right to terminate this Agreement (with immediate effect); provided, however, that:

10.1.1

If the failure to deliver on or before the Long Stop Date is caused or resulted from one Party’s failure to perform any of its obligations under this Agreement, such Party shall not be entitled to exercise the termination right under this Section 10.1, and such Party’s liability for breach to the other Party shall not be exempted;

10.1.2

If the Closing fails to occur due to any unsatisfied Condition Precedent for the Purchaser’s Acquisition of Equity (with respect to the Seller) or any unsatisfied Condition Precedent for the Seller’s Sale of Equity (with respect to the Purchaser), and the satisfaction of such conditions is within the control of the Seller or the Purchaser, respectively (for the avoidance of doubt, Section 4.1.1 of this Agreement shall not be deemed to be within the Purchaser’s control), then the defaulting Party shall not be entitled to terminate this Agreement, and the defaulting Party’s liability for breach shall not be exempted.

10.2 Unilateral termination right. Unless otherwise stipulated in this Agreement, either Party may terminate this Agreement unilaterally with immediate effect by giving written notice to the other Party under the following circumstances:

10.2.1

The Purchaser fails to pay the Post-Tax Purchase Price in accordance with Section 1 of Annex 3 on the Closing Date, and fails to remedy within ten (10) Business Days after the relevant amount becomes due and payable.

10.2.2

With respect to the Purchaser’s failure to complete withholding and remittance in accordance with Section 3.1.1 and 12.2, the Purchaser fails to remedy within ten (10) Business Days after the expiration of the time stipulated in Section 3.1.1;

10.2.3

Prior to the Closing Date, the defaulting party has breached any of its warranties, covenants, agreements or obligations under this Agreement, and has failed to remedy such breach or such breach is not capable of being remedied within thirty (30) days after receipt of written notice from the non-defaulting party requiring the same to be remedied.

10.3 Except with the unanimous written consent of both Parties and as otherwise provided in this Agreement, neither Party shall have the right to rescind or terminate this Agreement under any circumstances (whether before or after the Closing).

10.4 Termination effect. This Agreement shall terminate upon termination pursuant to Section 10, but Section 10.3, Section 1 (Definitions and Interpretations), Section 9.3

(Limitation of Seller’s Liability), Section 11 (Confidentiality), Section 12 (Taxes), Section 13 (General Provisions), Section 14 (Notices) and Section 15 (Governing Law and Dispute Resolution), as well as any claims arising from any breach of this Agreement prior to its termination, shall remain in force. The Parties shall cooperate in the reversal of transactions that have occurred prior to the termination date after the termination of this Agreement, including cooperating in the reversal of the Target Shares and the refund of the Purchase Price paid by the Purchaser and its interest (if any).

11.Confidentiality

11.1 Except as provided in Section 11.3, at any time after the Signing Date, without the prior written consent of the other Parties to this Agreement (which consent shall not be unreasonably withheld), no Party shall disclose or permit its officers, employees, agents, advisors or contractors to disclose Confidential Information to any person (other than its respective Affiliates, and its and its Affiliates respective officers, employees or professional advisors to whom such disclosure is permitted under this Agreement for the purpose of properly performing their duties).

11.2 For the purpose of this Agreement, Confidential Information means:

11.2.1	The existence and content of this Agreement and other transaction documents, as well as information relating to the negotiations leading to this Agreement and other transaction documents;
11.2.2

With respect to the Purchaser’s obligations, Confidential Information refers to any information received or held by the Purchaser or any of its officers, employees or professional advisors relating to the Seller, the Seller’s Affiliates or any Group Company prior to the Closing;

Including written information and information transmitted or obtained orally, visually, electronically or by any other means, as well as any information determined by one Party based on the information it receives (including any potential, forewarning or prediction).

11.3 Section 11.1 does not apply to any Confidential Information disclosed by one Party (“Disclosing Party”) under the following circumstances:

11.3.1	Confidential Information that is now or hereafter enters the public domain not due to a breach of confidentiality undertaking;
11.3.2

Confidential Information that laws, government agencies, stock exchanges or other regulatory authorities having jurisdiction over the Disclosing Party require to be disclosed or publicly disclosed to any person authorized by law to receive such information;

11.3.3	In legal proceedings where the Disclosing Party is a Party, Confidential Information disclosed to the court, arbitrator or administrative tribunal as required by such proceedings; or
11.3.4

The Disclosing Party shall not disclose any Confidential Information disclosed by any professional advisor to the Disclosing Party to whom such advisor owes a duty of confidentiality with respect to any confidential information disclosed to the Disclosing Party.

11.4 The Parties agree that prior to issuing any media release or making any public statement regarding this Agreement or the Transaction, they shall consult with the other Parties, and shall not issue any media release or make any such public statement without the prior written consent of the other Parties, except for any media release or public statement required by Applicable Law or regulatory authority. Notwithstanding the foregoing, if any media release or public statement contains Confidential Information and its disclosure/leakage is subject to Section 11.1, such content shall be pre-approved in writing by the Parties prior to the issuance of the media release or public statement.

11.5 The execution and performance of this Agreement shall comply with the rules and regulations of Hong Kong Stock Exchange (“HKEX”), the AIM market (“AIM”) and the NASDAQ market (“NASDAQ”), including but not limited to the obligations of HCM to obtain approval from its shareholders at a shareholders’ meeting in accordance with applicable listing rules and regulations before completing this Transaction, and to issue relevant circulars, announcements and other documents as required by the HKEX, AIM and NASDAQ. The Purchaser shall provide and cause its Affiliates to provide all reasonable cooperation and assistance to the Seller, HCM and its Affiliates (for the avoidance of doubt under this Section 11.5, such Affiliates shall include the controlling shareholders of HCM) to assist the Seller, HCM and its Affiliates in obtaining shareholders’ approval and fulfilling their listing compliance obligations with the HKEX, AIM and NASDAQ, and the requirements of the HKEX, AIM, NASDAQ and other relevant regulatory authorities, including but not limited to:

11.5.1	Provide information and support in a timely manner

The Purchaser shall provide the Seller, HCM and its Affiliates with all information, documents and evidence reasonably requested (i) for the preparation and publication of circulars, announcements, notices and submissions to the HKEX, AIM, NASDAQ and other relevant regulatory authorities and (ii) for answering inquiries and requests from the HKEX, AIM, NASDAQ and other relevant regulatory authorities, including information from the Purchaser or its Affiliates, to ensure that such information is true, accurate, complete and not materially misleading, and shall provide such information within five (5) business days upon receipt of a written request from the Seller or HCM or the period required by Applicable Laws or applicable governmental authorities.

11.5.2	Communication with the Seller and HCM consultants

The Purchaser and its Affiliates shall actively cooperate with the Vendor, HCM and its Affiliates and their advisers (including legal advisers and financial advisers) to provide necessary assistance to facilitate the preparation, issuance and timely submission of the circulars, announcements and other documents and submissions to ensure compliance with the rules of the HKEX, AIM and NASDAQ as well as Applicable Laws.

11.5.3	Supplement, correct or modify information

The Purchaser undertakes that, if there is any material misstatement of fact or omission of any fact necessary to make the information provided in writing or formally submitted by it or its Affiliates not materially misleading as a whole, the Purchaser shall and shall cause its Affiliates to use reasonable efforts to supplement, correct or amend the relevant information as soon as practicable after becoming aware of such circumstances, and shall notify the Seller and HCM and submit the updated information within five (5) business days.

11.5.4	Accuracy and confidentiality of information

The Purchaser shall ensure that all information provided by it and its Affiliates is accurate, complete, and shall be kept strictly confidential, and shall only be used by the Seller and HCM for the purpose of fulfilling their regulatory obligations on the HKEX, AIM and NASDAQ, and for related compliance purposes or for responding to inquiries or requirements from the HKEX, AIM, NASDAQ and other relevant regulatory authorities. Prior to the Seller and HCM fulfilling their regulatory, compliance and other obligations on the HKEX, AIM and NASDAQ, they shall submit the relevant proposed disclosure materials to the Purchaser for review, and upon the Purchaser’s written confirmation, it shall be deemed that the Purchaser has authorized and agreed for the Seller and HCM to disclose such information in circulars, announcements and other publicly issued documents for the purpose of fulfilling their regulatory obligations on the HKEX, AIM and NASDAQ and related compliance purposes, or to disclose such information to the HKEX, AIM, NASDAQ and other relevant regulatory authorities. The Purchaser acknowledges and agrees that the Seller shall disclose documents related to this Transaction (including a copy of this Agreement which shall be publicly available online on the designated website, and copies of such documents shall also be submitted to the shareholders’ meeting of HCM for approval of this Transaction) as required by the rules of the HKEX, AIM and/or NASDAQ.

12.Tax

12.1 Unless otherwise expressly provided in this Agreement, each Party shall bear its own costs, taxes and expenses (including stamp duty) arising from or incidental to this Agreement and the transaction contemplated hereunder.

12.2 The Seller hereby confirms and agrees that the Purchaser shall, in accordance with Applicable Laws, withhold and remit on behalf of the Seller the taxes (“Withholding and Remitting Taxes”) that the Seller is required to report and pay under PRC laws for the income derived from this Transaction from the Purchase Price. The Purchaser shall use its best efforts to avoid the Seller incurring or bearing any additional Withholding and Remitting Taxes liability arising from this Transaction. The estimated amount of Withholding and Remitting Taxes is RMB [***] The Purchaser shall notify the Seller in writing five (5) business days in advance before paying the Withholding and Remitting Taxes, regardless of whether the calculated amount of Withholding and Remitting Taxes is consistent with the aforementioned estimated amount. If the calculated amount of Withholding and Remitting Taxes exceeds the aforementioned estimated amount, the Purchaser shall obtain the Seller’s written consent, and the Purchaser shall not withhold and remit on behalf of the Seller without the Seller’s written consent. Both Parties shall use their best efforts to avoid the amount of Withholding and Remitting Taxes exceeding the aforementioned estimated amount.

12.3 The Seller undertakes to cooperate with the Purchaser in completing the declaration, filing, registration and other matters related to the Withholding and Remitting Taxes, including but not limited to communicating with the tax authorities together with the Purchaser’s personnel, preparing and supplementing the materials related to the Withholding and Remitting Taxes from time to time as required by the tax authorities, etc.

13.General Terms

13.1 This Agreement shall come into effect on the Signing Date after being duly signed by both Parties.

13.2 This Agreement (including the Annex to this Agreement and any documents related to this Agreement mentioned herein or simultaneously signed by both Parties, the Annex and the aforementioned documents constitute an integral part of this Agreement and have the same legal effect as this Agreement) constitutes the complete agreement reached by both Parties regarding the Transaction hereunder and supersedes any prior agreements or arrangements between the Parties regarding the matter; the Parties hereby declare that any amendment to this Agreement shall be made in writing and shall become effective after being signed by the duly authorized representatives of both Parties.

13.3 Except as otherwise provided in this Agreement, without the prior written consent of the other Parties hereto, neither Party hereto shall assign, transfer or otherwise dispose of all or part of its rights or obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

13.4 If any provision of this Agreement or any part of any provision is invalid or unenforceable, or is deemed invalid or unenforceable by any authority or court with jurisdiction, such invalidity or unenforceability shall not affect the validity of the other provisions of this Agreement or the other parts of such provisions. The other provisions of this Agreement or the other parts of such provisions shall remain fully valid. Any invalid or unenforceable provision of this Agreement shall be replaced by a valid and enforceable provision that comes closest to the original intent of the unenforceable provision.

13.5 The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Applicable Laws or otherwise.

13.6 Failure to exercise or delay in exercising any right, power, privilege or remedy under this Agreement shall not in any way impair or affect its exercise, nor shall it be construed as a waiver of all or part of such rights, powers, privileges or remedies. The single or partial exercise of any right, power, privilege or remedy under this Agreement shall not preclude its further exercise or the exercise of such rights, powers, privileges or remedies or preclude the exercise of any other rights, powers, privileges or remedies.

13.7 Without limiting the foregoing, the Parties acknowledge and agree that if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, monetary damages may not be an adequate remedy. Accordingly, the Parties agree that, in addition to any other remedies at law, the Parties shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

13.8 This Agreement is made in ten (10) originals, with each Party holding five (5) copies.

14.	Notice

14.1 Notices (including any approvals, consents or other communications) relating to this Agreement and the documents referred to herein: shall be left at or sent by courier or prepaid mail to the recipient’s address (if the notice is sent to or from an address outside China, it shall be sent by airmail), or sent by email to the recipient’s email address. In either case, such notices shall be delivered to the recipient of a Party specified herein (and marked for the attention of such recipient), or delivered to such other address or email address or marked for the attention of such other recipient as the relevant Party may from time to time notify in accordance with this provision.

14.2 The relevant detailed information of both Parties on the Signing Date is as follows:

To the Seller:

Address	:	Level 18, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong

Telephone	:	[***]

Email	:	[***]

Recipient	:	[***]

(For the attention of the Vendor’s contact person, please copy Ms. Edith Shih; Address: 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong)

To the Purchaser:

Address	:	Room 4901, No. 68 Yincheng Middle Road, Pudong New Area, Shanghai

Telephone	:	[***]

Email	:	[***]

Recipient	:	[***]

14.3 Unless there is evidence proving an earlier delivery time, any notice shall take effect from the time it is deemed to have been delivered in accordance with Section 14.4.

14.4 Subject to Section 14.5, notice shall be deemed to have been delivered at the following times:

14.4.1	A notice delivered by leaving it at the recipient’s address shall be deemed to have been delivered when it is delivered to that address;

14.4.2

For notices delivered by mail, they shall be deemed to have been delivered on the third (3rd) day after posting (or on the seventh (7th) day after posting if the address to which the mail is sent or from which it is posted is outside PRC);

14.4.3

For notices delivered by email, (a) they shall be deemed to have been delivered upon receipt of a confirmation of delivery by way of an automated response; or (b) unless the sender receives an automated message that the delivery failed, they shall be deemed to have been delivered thirty (30) minutes after the time of transmission (based on the record of the device from which the email was sent).

14.5 Any notice delivered or deemed delivered under Section 14.4 after 5:00 p.m. on a Business Day or on a non-Business Day at the recipient’s local time shall be deemed delivered on the next following Business Day.

14.6 Both Parties undertake that if the addresses set forth in this Agreement are no longer suitable for the Closing of notices, they will notify the other Party in the manner prescribed for the Closing of notices under this Section.

15.Governing Laws and Dispute Resolution

15.1 This Agreement shall be governed by and construed in accordance with the laws of China.

15.2 Any dispute, controversy or difference arising out of or in connection with this Agreement shall be submitted to China International Economic and Trade Arbitration Commission Shanghai Sub-Commission for arbitration in Shanghai in accordance with its arbitration rules in effect at the time:

15.2.1	All arbitration proceedings shall be conducted in Chinese;
15.2.2	Three (3) arbitrators shall be appointed;
15.2.3	The arbitration award is final and binding on both Parties;
15.2.4

Except as otherwise terminated in accordance with the terms of this Agreement, during the pendency of any proceedings under this Section 15.2, this Agreement and the rights and obligations of the Parties hereunder shall remain in full force and effect.

Annex 1       Basic Information and Equity Structure of Company

Company Name:	Shanghai Hutchison Pharmaceuticals Limited
Legal Representative:	Shen Bo
Unified Social Credit Code:	91310000607429444D
Registered Address:	No. 388 Xiaoye Road, Fengxian District, Shanghai
Registered Capital (Subscribed):	RMB 229 million
Paid-in Registered Capital:	RMB 229 million
Business Term:	April 30, 2001 to April 29, 2051
Business Scope:

Production, research, development of injections, tablets, microgranules, oral solutions, capsules of Chinese patent medicine, sales of self-produced products. (Projects subject to approval in accordance with the law can only be carried out commence after approval by relevant authorities)

Subsidiary:	Shanghai Shangyao Hutchison Whampoa GSP Company Limited, 100% owned
Equity Structure	Shanghai HUTCHMED Investment (HK) Limited holds 50% equity Shanghai Traditional Chinese Medicine Co. Ltd. holds 50% equity

Annex1-1

Annex 2       Performance Compensation Period Committed Current Year and Committed Cumulative Net Profit

2024, 2025, 2026 and 2027 shall be the Performance Commitment Period (“Performance Commitment Period”).

During the Performance Commitment Period, the Company’s committed net profit for the current year and the Committed Cumulative Net Profit for 2024, 2025, 2026 and 2027 are as follows:

Committed Net Profit for the Year/Cumulative	Amount (RMB)
Committed Net Profit for 2024	663,000,000
Committed Net Profit for 2025	696,500,000
Committed Net Profit for 2026	731,000,000
Committed Net Profit for 2027	767,500,000
Committed Cumulative Net Profit	2,858,000,000

Annex2-1

Annex 3       Closing Date Actions

On the Closing Date, the Seller and the Purchaser shall deliver or perform (or cause to be delivered or performed) all documents, items and actions listed in this Annex relating to such Party or the other Party (as applicable), as follows:

1.	Purchaser’s obligations

The Purchaser shall pay the Post-Tax Purchase Price in RMB to the Seller’s designated Escrow Account by wire transfer on the Closing Date, and shall deliver the following documents to the Seller:

(1)	Photocopies of the Purchaser’s internal decision-making procedures for approving this Transaction (if applicable);
(2)

Documentary evidence that the Purchaser has completed the Antitrust Review and obtained copies of other government approvals and filing documents as described in Sections 4.1.1 and 4.1.2 (if applicable);

(3)	A photocopy of the tax payment certificate (affixed with the Purchaser’s company seal) for the paid Withholding and Remitting Taxes as described in Section 12.2 of this Agreement;
(4)	Signature pages of the Closing Date Resolutions, Rollover Profit Distribution and Interim Period Profit/Loss Allocation Resolution signed by the Purchaser and the directors appointed by the Purchaser;
(5)	The original signed version of the Escrow Agreement;
(6)	The Purchaser has paid the Post-Tax Purchase Price to Seller’s Designated Escrow Account, as evidenced by the bank receipt;
(7)	The certificate of satisfaction of the Seller’s Closing Conditions proposed under Section 4.1.11 to be dated as the Closing Date duly executed by the authorized representative of the Purchaser.

2.Seller’s obligations

The Seller shall or shall cause the Company to deliver the following documents to the Purchaser on the Closing Date:

(1)	The updated capital contribution certificate and shareholder register (affixed with the company seal) showing that the Purchaser has become the owner of the Target Shares on the Closing Date;
(2)

A copy of the resignation letter of Seller’s Resigning Directors resigning from his/her position as a director of the Company, and such resignation shall take effect on the Closing Date provided it does not violate Applicable Laws;

(3)	Photocopy of the Seller’s board resolution approving the Transaction under this Agreement;

Annex3-1

(4)

Certified true copy of the shareholders’ resolution (affixed with the company seal) approving the following matters: this Transaction and the resignation of Seller’s Resigning Directors with the Purchaser appointing a replacement director;

(5)	Signature pages of the Closing Date Resolutions, Rollover Profit Distribution and Interim Period Profit/Loss Allocation Resolution signed by the Seller and the Seller’s appointed directors;
(6)	The satisfaction of the Purchaser’s Closing Conditions certificate proposed under Section 4.2.8 to be dated the Closing Date, duly executed by an authorized representative of the Seller.

3.Obligations of both Parties

On the premise that the Post-Tax Purchase Price for this Transaction and the full purchase consideration after tax payment for the SPG Equity Transaction have been fully remitted to Seller’s Designated Escrow Account on the Closing Date, both Parties shall and shall ensure that the Company submits the industrial and commercial change materials to the Company’s competent AMR on the Closing Date to simultaneously handle the registration and filing of this Transaction and the SPG Equity Transaction with the AMR.

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Annex 4       Pre-Closing Obligations

1.

Subject to Section 2 of Annex 4, the Seller confirms that, during the period from the Financial Benchmark Date to the Signing Date, the Seller has used reasonable efforts to cause the following matters; the Seller further undertakes that, during the period from the Signing Date to the Closing Date, to the extent permitted by Applicable Laws and within the scope of its ability as a shareholder of the Company, the Seller shall use its best efforts to cause the following matters:

(1)	The businesses of the members of the Group Companies are operating normally in material aspects during the ordinary course of business;
(2)	The Group Companies and its member companies shall not increase or agree to increase the registered capital (except for the case where the Company increases capital to its subsidiaries);
(3)	Members of the Group Companies shall not reduce or agree to reduce their registered capital;
(4)

The Group Companies members shall not engage in any act that will cause the shareholding ratio of the Company held by the Purchaser after the Closing to be diluted (including but not limited to amending its articles of association or through restructuring, merger, sale of equity or assets, or other means);

(5)

Except for amending the articles of association of the Group Companies in accordance with the requirements of the Company Law and other Applicable Laws, no member of the Group Companies shall amend or agree to amend the Joint Venture Contract, Articles of Association or other organizational documents of the Company;

(6)	Members of the Group Company shall not change their main business;
(7)

The qualifications that have a significant impact on the business of each member of the Group Companies have not been revoked or suspended. If such qualifications need to be renewed upon expiration, the negotiations for such renewal shall be in progress;

(8)	To appoint or dismiss the general manager, president, deputy general manager, vice president, chief financial officer, or terminate the labor relationship with the aforementioned important personnel;
(9)

All transactions (if any) between the members of the Group Companies and the Seller are substantially consistent in manner and terms with the practice within 12 months prior to the date of signing this Agreement;

(10)

The members of the Group Companies shall not sell, lease, transfer, license or otherwise dispose of any assets, except in a manner and on terms substantially consistent with the practice in the normal course of business during the 12 months prior to the date of execution of this Agreement;

(11)

No member of the Group Companies shall incur or assume any liabilities, obligations, commitments or expenses in an aggregate amount exceeding RMB 5,000,000 (or its equivalent in other currencies), except those incurred in the ordinary course of business and those contemplated in the annual budget;

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(12)

No member of the Group Companies shall make any capital expenditure exceeding RMB 5,000,000 (or its equivalent in other currencies), except those made in the ordinary course of business and planned in the annual budget;

(13)	Apart from normal business operations, no mortgage or other Encumbrance shall be created on any equity or assets of any member of the Group Companies;
(14)

Except as otherwise provided in this Agreement, and the Company’s declaration on October 23, 2024 of a dividend distribution of [***] and the paid payable dividend of [***] no member of the Group Companies shall declare any dividend distribution or distribute any dividend;

(15)

Members of the Group Companies shall not provide loans, advances or any financial support to any entity or individual (including but not limited to shareholders, directors, senior management, employees), with a single or cumulative amount exceeding RMB 1,000,000 (except for prepayments or employee advances in the normal course of business operations); or provide guarantees for the debts of any entity or individual (including but not limited to shareholders, directors, senior management, employees);

(16)	No member of the Group Companies shall formulate or pass any employee stock option incentive plan, or grant stock options to employees or make commitments to grant stock options;
(17)	Members of the Group Companies shall not cease operations, liquidate, dissolve or engage in other similar acts;
(18)	To settle any litigation, arbitration or other claims involving any member of the Group Companies having to pay compensation exceeding RMB 1,000,000 per case.
2.

During the period from the Signing Date to the Closing Date, the following circumstances of the Seller and/or the Company shall not be subject to the provisions of Section 1 of Annex 4 to this Agreement (“Unrestricted Circumstances”):

(1)

Fees or expenses related to the remuneration or arrangements of the members of the management of each member of the Group Companies that have been paid by each member of the Group Companies to the Seller or/and its Affiliates in the ordinary course of business;

(2)	Any action implemented as required by the Purchaser or/and its Affiliates;
(3)	Implement or take any action permitted by all documents related to this Transaction;
(4)	Any action required or permitted to be taken prior to any Closing contemplated by this Agreement;
(5)	Any act implemented to comply with any requirements of Applicable Laws or relevant accounting requirements;
(6)

Acts carried out for the purpose of entering into any contract with any customer or supplier of any member of the Group Companies or renewing or re-negotiating any contract in the ordinary course of business of any member of the Group Companies;

(7)	Any action taken by members of the Group Company in the event of an emergency, disaster or situation related to an epidemic, in order to minimize any adverse impact

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of such situation on the Company or/and any of its subsidiaries;

(8)	Actions taken by members of the Group Company in accordance with legally binding commitments made prior to the Signing Date;
(9)	Relevant acts under Section 1 of Annex 4 of this Agreement of each member of the Group Company without the consent of the Seller or the Seller’s Board of Directors;
(10)

The Seller or the Seller’s directors do not have any veto rights or consent rights under the Company’s Joint Venture Contract, or the Seller or the Seller’s directors are unable to exercise any veto rights or consent rights under the Joint Venture Contract to prevent any matters relating to the joint venture company mentioned in Section 1 of Annex 4 to this Agreement;

(11)

Items that require obtaining the prior written consent of the Purchaser and may be approved, and such approval shall not be unreasonably conditioned, refused or delayed. For such purposes, the Seller shall submit in writing to the Purchaser at the Purchaser’s address stated in Section 14.2 an application for obtaining its consent, and shall reasonably explain in such application the items for which it intends to obtain consent. If the Purchaser does not respond in writing with consent or refusal within five (5) Business Days of any such request, for the purposes of Annex 4 to this Agreement, such items shall be deemed to have been approved in writing by the Purchaser. If the Purchaser refuses any such request, it must at the same time provide the Seller with a written explanation for such refusal; or

(12)

Any taxes paid, incurred or suffered by (or for which any Group Company Member is required to account) any Group Company Member in respect of, by reference to or by reason of any payment or matter mentioned in Section 2 of Annex 4 to this Agreement.

3.

The Seller agrees that from the Signing Date to the Closing Date, without the unanimous written consent of both Parties, it shall not modify the content and form of the New Articles of Association, the new Joint Venture Contract, and the resolutions related to the Closing Date.

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Annex 5       Seller’s Commitments

Except as disclosed in the Data Room and subject to Annex 8, the Seller makes the following warranties to the Purchaser as of the Signing Date in accordance with the terms set forth herein; the title warranties, solvency warranties and special warranties set forth herein shall be deemed repeated immediately prior to Closing by reference to the facts and circumstances then existing. For the avoidance of doubt, the Unrestricted Circumstances set forth in Section 2 of Annex 4 shall equally apply to the provisions set forth herein.

1.Seller and Target Shares

(1)Authorization, valid obligations, filing and consent

(a)	The Seller has obtained all authorizations for it to execute and perform its obligations under this Agreement;
(b)	The execution and performance of this Agreement by the Seller will not violate any provisions of its organizational documents;
(c)	Once this Agreement and the transaction documents are signed, they will constitute valid and binding obligations of the Seller.

(2)Seller, Target Shares and the Company

(a)	The Seller and the Company are duly incorporated, validly existing and officially registered under the laws of the place of their respective incorporation;
(b)

The Target Shares interests have been fully paid-in, and as of the Signing Date of this Agreement and the Closing Date, the Seller is: (i) the legal owner of the Target Shares interests, without any entrustment or similar arrangement, and without any pledge, mortgage or other security interest or any kind of Encumbrance, and without any Third Party Rights attached; and (ii) entitled to transfer or cause the transfer of the Sale Shares in accordance with the terms of this Agreement;

(c)

The Seller has not signed any enforceable agreement or made any commitment to any entity under which any entity (other than the Seller and the Group Companies) has the right to require the Group Companies to increase their registered capital;

(d)	The Company information disclosed in Annex 1 is accurate and does not contain any false records;
(e)

The Company’s equity held by the existing shareholders is the Company’s entire equity and corresponding entire registered capital. All existing shareholders have paid up their contributions and are the legal owners of the equity they hold. The Company’s equity held by the Seller is not subject to any entrustment or similar arrangement, and is not subject to any pledge, mortgage or other security interest or any kind of Encumbrance, nor does it carry any Third Party Rights;

(f)	The Company’s registered capital has been fully paid up in accordance with Applicable Laws and the Articles of Association.

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2.Financial matters

(1)Financial Statements as of the Financial Benchmark Date

The financial reports of all members of the Group Company as of the Financial Benchmark Date: (a) are prepared in accordance with the generally accepted accounting principles in China and in a manner consistent with the past; (b) truly and fairly reflect the operating conditions of the relevant Group Companies and the operating conditions during the financial period up to the Financial Benchmark Date in material aspects; (c) do not have any off-book cash sales revenue, off-book liabilities, appropriation of the Group Company’s funds by Company shareholders, or material internal control deficiencies; (d) do not have any material undisclosed commitments or guarantees to third Parties; (e) do not have any material off-book payables, loans or other borrowings;

(2)

Except as disclosed in the financial reports as of the Financial Benchmark Date and in the due diligence process, and to the reasonable knowledge of the Seller, no member of the Group Companies has made any material commitments relating to capital, nor has it participated in any plans or projects requiring substantial capital expenditures (except for the inputs required for production capacity requirements, pipeline product development, etc.);

(3)

Except as disclosed in the financial reports on the Financial Benchmark Date and outside the normal course of business, the Seller has not provided or committed to provide (conditionally or otherwise) any guarantee, mortgage or other Third Party Rights for any loans obtained or to be obtained by the Company, or debts owed by the Company;

(4)

Except for the contents disclosed in the financial reports on the Financial Benchmark Date and outside the normal course of business, the Company does not have any outstanding loans or debts owed to the Company by any shareholder or director or senior management of the Company;

(5)	As far as the Vendor is aware, the statutory books of each member of the Group Companies have been properly maintained in all material aspects in accordance with Applicable Laws.

3.Regulatory matters

(1)

All major licenses, approvals, permits and government authorizations (“Permits”) required by the members of the Group Company to carry out their principal business activities under the laws of China have been legally applied for and obtained; and all of these Permits are valid and subsisting;

(2)

Within the twelve (12) months prior to the Financial Benchmark Date of this Agreement, no member of the Group Companies has received any unresolved or unrevoked written notice from any Governmental Authority stating that any member of the Group Companies does not possess all material Permits necessary for its operations in the manner consistent with past practice as of the Signing Date;

(3)	In the two (2) years prior to the Financial Benchmark Date of this Agreement, the business conducted by any member of the Group Companies has complied with Applicable Laws in all material aspects.

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4.Business assets

(1)

Each member of the Group Company owns or has the right to use all the material assets necessary to operate its business as currently conducted in all material aspects. To the Seller’s knowledge, no Group Company has sold or agreed to sell any material assets relating to its business outside the ordinary course of business as of the Financial Benchmark Date.

(2)	The important assets related to the business of each member of the Group Company are legally owned, controlled and can be used normally.

5.Contract matters

To the reasonable knowledge of the Seller, all material agreements or contracts disclosed by each member of the Group in the Data Room have been signed and are being performed, and there is no material breach by any member of the Group or any other Party thereto.

To the reasonable knowledge of the Seller, no member of the Group is a Party to, or bound by, any of the following agreements or other documents:

(1)	Agreements signed with the Seller’s Affiliates that harm the interests of members of the Group Company, have unfair pricing, or violate fair trade terms; or
(2)	Joint ventures, joint operations, partnership agreements (excluding Joint Venture Contract of the Company) related to the business of each member of the Group Company.

6.Employee and social insurance

(1)	The Group Company members comply with the provisions of applicable labor-related laws in all material aspects;
(2)

As of the Closing Date, none of the Group Companies or any of their members has any outstanding material labor dispute or conflict with any of its existing employees or former employees, nor is there any material labor dispute or conflict known to them;

(3)

As of the Closing Date, none of the Group Companies or their members has any outstanding material economic compensation or other similar compensation or indemnity expenses related to the termination of employment relationships that should have been paid but have not been paid, and such expenses have not been reflected in the financial statements of the Group Companies or their members.

7.Environment and safety

In the four (4) years prior to the Financial Benchmark Date of this Agreement, each member of the Group Company has consistently complied in material aspects with the applicable PRC laws relating to environmental protection and safe production in its principal business operations, and there has been no material violation of such PRC laws, nor has there been any punishment imposed on any member of the Group Company by the administrative authorities for environmental protection and safe production.

8.Intellectual Property

(1)	The Group Company and its members legally own or are permitted to use all Intellectual Property rights of significant commercial value necessary for conducting

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their respective businesses. The aforementioned Intellectual Property rights are not declared invalid or unenforceable, and are not subject to any third-Party rights restrictions;

(2)

To the reasonable knowledge of the Seller, no member of the Group has infringed upon any Intellectual Property rights, trade secrets, proprietary information or other similar rights of others, and there are no pending claims, disputes or litigation proceedings demanding that any member of the Group be liable for infringement of any third party’s Intellectual Property rights, trade secrets, proprietary information or other similar rights, nor has any known infringement by a third party of the Group members’ legally owned Intellectual Property rights of material commercial value been discovered;

(3)

The members of the Group Company have paid and remitted the necessary fees (including application fees, examination fees, certificate fees, post-registration fees and maintenance fees, annual fees and similar fees) to maintain the legality and validity of such Intellectual Property assets. There is no known situation that will cause the members of the Group Company to lose such Intellectual Property rights of significant commercial value, and all reasonable measures have been taken to protect their rights in Intellectual Property in accordance with general industry practices. At the same time, the Company does not have the situation of being deprived of the existing high-tech enterprise qualification;

(4)

To the reasonable knowledge of the Seller, the existing employees of each member of the Group Company who are employed by and engaged in the business activities of each member of the Group Company have not violated any labor contracts or binding commitments (including but not limited to confidentiality obligations and non-competition obligations) signed by them.

9.Litigation

Except as disclosed to the Purchaser in the Data Room, to the Seller’s knowledge, no member of the Group Companies is involved as a defendant or respondent in any material litigation, arbitration or disputed administrative proceedings, and to the Seller’s knowledge, there are no such proceedings threatened in writing against any member of the Group Companies.

10.Insolvency etc.

Neither the Seller nor any Group Company Member is subject to any pending bankruptcy, insolvency or judicial restructuring proceedings (excluding any proceedings without legal basis or vexatious claims) that have been filed and not dismissed for 60 consecutive days. To the Seller’s reasonable knowledge, there are no circumstances that would require the filing of any bankruptcy or judicial reorganization proceedings with respect to the Seller or any Group Company Member.

11.Tax

(1)

The Group Company and each of its members have formally submitted to the competent tax authorities all tax returns, reports and notices required to be submitted, and have paid or will pay in a timely manner all taxes due and payable (excluding taxes for which reasonable objections have been made and appropriate

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provisions/withholdings have been made), without having to pay any penalties, surcharges, fines or interest related to such taxes; and

(2)

None of the members of the Group Companies has committed any material violation of tax laws or regulations, nor has there been any material tax dispute with its competent tax authority, within the three (3) years prior to the Financial Benchmark Date of this Agreement.

12.Special commitment

All documents provided by the Seller to the Purchaser relating to the Seller and the Group Companies are true, accurate, complete and not misleading in all material aspects.

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Annex 6       Purchaser’s Commitments

The Purchaser makes the warranties to the Seller as set forth in this Annex as of the Signing Date; the warranties set forth in this Annex shall be deemed to be repeated immediately prior to the Closing by reference to the facts and circumstances then existing.

1.

The Purchaser is a limited partnership/limited liability company duly established, validly existing and officially registered under the laws of China, and has full power to engage in the business it is engaged in as of the Signing Date of this Agreement.

2.

Except as provided in Section 4.1.1 of this Agreement, the Purchaser has obtained all authorizations and all other consents, approvals and authorizations from Governmental Authorities required for it to enter into and perform its obligations under this Agreement, and failure to obtain such consents, approvals and authorizations will have a material adverse effect on the Purchaser’s ability to enter into and perform its obligations under this Agreement.

3.	Except as provided in Section 4.1.1 of this Agreement, the Purchaser’s execution, Closing and performance of this Agreement will not violate:
(1)	any provision of the organizational documents of the Purchaser, or conflict with the same, or
(2)

any Applicable Law, order, decree or judgment of any Governmental Authority applicable to the Purchaser in any material respect which would have a material adverse effect on its ability to execute or perform its obligations under this Agreement and the documents listed in the Annex hereto.

4.

This Agreement and the documents listed in the Appendices have been duly executed and delivered by the Purchaser, and upon due execution and Closing by the Seller, this Agreement shall constitute a valid and binding agreement of the Purchaser enforceable in accordance with its respective terms.

5.

The Purchaser has not become insolvent or bankrupt under Applicable Laws, has not been unable to pay its debts as they become due, has not proposed or become subject to any arrangement (whether by court process or otherwise) whereby its creditors (or any of them) would receive less than the amounts due to them.

There are no proceedings involving the Purchaser or any of its Affiliates relating to any compromise or arrangement with any creditors, or any winding up, bankruptcy or insolvency proceedings, nor have any events occurred which would require such proceedings.

There is no compulsory enforcement of any security interest created over any assets of the Purchaser or any of its Affiliates, and no event has occurred that would give rise to a right to enforce any such security interest.

6.

To the best of the Purchaser’s knowledge, the Purchaser is not subject to any order, judgment, directive, investigation or other proceeding of any Governmental Authority that would or might prevent or delay the satisfaction of the Condition Precedent for the Seller’s Sale of Equity under Section 4.1 of this Agreement.

7.	At the time of Closing, the Purchaser has sufficient self-owned or self-raised funds to pay

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the purchase price and complete this Transaction. The source of such funds is legal, and the raising and use of such funds does not involve any material preconditions, nor does it require the Seller, the Seller’s Affiliates, and/or the Company to cooperate with the Purchaser to perform any obligations or issue any evidentiary documents.

8.

The Purchaser agrees that from the Signing Date to the Closing Date, without the unanimous written consent of both Parties, it shall not modify the content and form of the New Articles of Association, the New Joint Venture Contract, and the Closing Date Resolutions.

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Annex 7       Rollover Profit, Interim Profit/Loss, and Performance Commitment Compensation

1.Undeclared Profit Distribution Plan as of October 31, 2024

(1)	On the Closing Date, the Seller and Shanghai Traditional Chinese Medicine Co. Ltd. resolve the following through the shareholders’ meeting:
A.	On the Closing Date, the Company passes a shareholders’ meeting resolution, declaring a profit distribution plan to allocate [***] to Shanghai Traditional Chinese Medicine Co. Ltd.;
B.

On the Closing Date, the Company passes a shareholders’ resolution, declaring a profit distribution plan that the remaining amount of [***] (“Remaining Undistributed Profits Prior to the Benchmark Date”) from the undistributed profits prior to October 31, 2024 shall be attributable to the Seller.

(2)

On the Closing Date, the post-Closing shareholders pass a shareholders’ resolution, declaring to distribute the undistributed profits of [***] in accordance with the respective equity ratios of the shareholders after the completion of this Transaction, and both Parties shall make their best efforts to ensure that the Company completes the above distribution no later than September 30, 2025.

2.Interim Period Profit/Loss Allocation Plan

(1)

On the Closing Date, the Seller and Shanghai Traditional Chinese Medicine Co. Ltd. resolve through the shareholders’ meeting (such resolutions shall be notified to the Purchaser in writing) as follows:

The profit or loss (“Interim Period Profit/Loss”) formed during the period from November 1, 2024 to the Closing Date shall be subject to a special audit by Company’s Appointed Accounting Firm within fifteen (15) Business Days after the Closing or at a time otherwise agreed upon in writing by both Parties, and shall be based on the consolidated financial statements prepared by the Company in accordance with Chinese Accounting Standards as of the end of the month in which the Closing Date falls;

(2)

Both Parties agree that the Interim Period Profit/Loss from November 1, 2024 to the earlier of (i) the Closing Date (excluded) or (ii) March 31, 2025 (included) shall be borne or enjoyed by the pre-Closing shareholders of the Company in proportion to their shareholding ratio before the Closing; the Interim Period Profit/Loss of the Company (if any) from April 1, 2025 (included) to the Closing Date (included) shall be enjoyed by the post-Closing shareholders in proportion to their respective shareholding in the Company at that time.

(3)

If it is confirmed after the audit that a surplus (“Interim Period Profit”) was generated during the aforementioned period, the Parties shall make their best efforts to ensure that the Company declares the surplus no later than three (3) months after the issuance of the special audit report through a shareholders’ resolution in accordance with the aforementioned agreed period and proportion;

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(4)

The portion of the above-mentioned Interim Period Profit attributable to the Seller (together with the unallocated profit before October 31, 2024 remaining in item 1 (1) B above, referred to as the “Adjustable Profit Attributable to the Seller”), shall be allocated to the Seller in accordance with Section 3 of this Annex.

3.Attribution of Adjustable Retained Dividends

(1)

Of the Adjustable Profit Attributable to the Seller, [***] shall be retained as adjustable retained dividends by the Company. If the adjustable retained dividends attributable to the Seller are less than [***], the Seller shall make up the shortfall in a manner satisfactory to the Purchaser.

(2)

After deducting the adjustable retained dividends from the Adjustable Profit Attributable to the Seller, the remaining balance (if any) shall be distributed to the Seller by the Company to the greatest extent possible without affecting the dividend distribution targets on the Closing Dates in 2025 and 2026 (i.e. [***] in 2025 and [***] in 2026).

(3)

If the Seller fails to meet the Performance Commitment, and according to Section 2.3 Performance Commitment and Section 2.4 Performance Compensation of this Agreement, the Seller shall bear the compensation liability to the Purchaser, if both Parties agree to bear the aforementioned compensation liability with adjustable retained dividends, then the ownership of the adjustable retained dividends shall be adjusted as follows:

-	The portion of adjustable retained dividends corresponding to the Seller’s performance compensation liability amount shall attribute to the Purchaser (“Purchaser’s Adjustable Retained Dividends”);
-

After deducting the aforementioned amount attributed to the Purchaser, the entire remaining amount of the adjustable retained dividends (“Remaining Adjustable Retained Dividends”) and all interest shall attribute to the Seller.

4.Adjustable Retained Earnings and Distribution

(1)

Both Parties agree that the vesting of Purchaser’s Adjustable Retained Dividends, and the Purchaser’s actual receipt of the corresponding amount shall be deemed as the completion of the Seller’s corresponding Interim Period Profit compensation or performance compensation obligations.

(2)

Provided that the Seller has fulfilled the performance compensation commitment stipulated in Section 2.4, the Remaining Adjustable Retained Dividends shall be distributed by the Company in the form of dividends as soon as possible and no later than December 31, 2028.

(3)

For the avoidance of doubt, in any case the distribution of adjustable retained dividends shall not affect the other dividend distribution rights enjoyed by both Parties as shareholders of the Company.

(4)

The Parties irrevocably undertake to take all necessary measures, such as exercising the right to convene shareholders’ meetings, exercising shareholders’ voting rights, authorizing directors to exercise voting rights, etc., to ensure that the Company

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promptly implements the resolutions on declaring or re-declaring (if necessary) and distributing the adjustable retained dividends adopted at the shareholders’ meetings and board meetings to be convened at that time, including:

-	The Purchaser’s Adjustable Retained Dividends that are re-declared or re-allocated to the Purchaser shall be allocated to the Purchaser in the form of a directional dividend no later than the latest compensation time corresponding to each compensation stipulated in the performance compensation of Section 2.4 of this Agreement;
-	The Remaining Adjustable Retained Dividends attributable to the Seller shall be paid to the Seller by way of directional dividends no later than December 31, 2028, provided that the Seller has fulfilled the performance compensation commitments stipulated in Section 2.4.

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Annex 8       Limitation of Seller’s Liability

The Purchaser’s claims for Indemnified Losses against the Seller under this Transaction (including but not limited to this agreement) shall be subject to the following conditions under this Annex:

1.	If the Purchaser claims any compensation from the Seller, the Seller must receive a written claim request (“Claim Request”) from the Purchaser within [***] after Closing, otherwise the Seller shall not be obligated to bear any compensation liability.

The Claim Request should reasonably and specifically state the contractual or legal basis for its claim, the reason for the claim, the amount of the claim (loss), and attach supporting documents and explanations, including but not limited to investigation notices or penalty decisions issued by government agencies, claim notices from other Parties, lawyer’s letters and other claim letters, court judgments or rulings, arbitration awards, etc.

2.	The Seller shall only be liable for indemnification if and only if the Purchaser’s losses under a single claim or losses under all claims satisfy the following conditions:
(1)	The amount of compensation claimed by the Purchaser under a single claim exceeds [***] (the portion exceeding this amount shall be deemed as the “Claimable Amount that Meets Condition (1)”);
(2)	The total Claimable Amount that Meets Condition (1) for all single claims that meet the condition (1) above exceeds [***]

Under the premise of meeting the above circumstances, the Purchaser has the right to claim rights for the part exceeding [***]

3.	The Seller’s liability for compensation for all claims of the Purchaser shall be limited to the following criteria:
(1)	For all claims relating to title warranties, the total amount of compensation paid by the Seller shall not exceed [***]
(2)	For all other claims of rights other than the aforementioned (1), the total amount of compensation paid by the Seller shall not exceed [***]

For the avoidance of doubt, the Seller’s total cumulative liability under this Agreement shall in no event exceed [***]

The Effective Purchase Price refers to the Purchase Price under Section 2.2 of this Agreement, minus any Performance Compensation Amount, Interim Period Profit compensation amount (including the cash compensation amount and the amount corresponding to the equity compensation) that the Seller has paid to the Purchaser pursuant to Sections 2.3 and 2.4.

4.	Circumstances where the Claim Request is deemed withdrawn. If the Seller objects to the Claim Request to the Purchaser and the Claim Request has not been resolved, settled or withdrawn previously, unless the Purchaser has initiated litigation or arbitration for such Claim Request and the corresponding legal documents have been served on the Seller, otherwise such Claim Request shall be deemed automatically withdrawn within eighteen (18) months after the Purchaser issues the Claim Request in accordance with Section 1.

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The Purchaser shall not make any new claims or assertions in any form for the facts, matters, events, circumstances and claims corresponding to the withdrawn Claim Request.

5.The Seller’s liability for compensation shall be exempted or mitigated under the following circumstances:

(1)

The breach is remediable, and the Seller has substantially remedied it within sixty (60) days after receiving the Purchaser’s relevant Claim Request, and completed the remedy within one hundred and eighty (180) days after receiving the Purchaser’s relevant Claim Request;

(2)

If the Purchaser or its relevant Group Companies have obtained compensation from a third party for losses, including but not limited to compensation obtained based on insurance, and if the Seller has paid compensation to the Purchaser for its breach, but the Purchaser subsequently obtains compensation from an insurance company or other third party for the same matter, then the Purchaser shall return a certain amount to the Seller, and the amount to be returned shall be equal to the compensation amount obtained by the Purchaser from the third party (but deducting all legal and reasonable expenses incurred by the Purchaser in obtaining such third-Party compensation);

(3)

The Seller shall not be liable to the Purchaser for any facts, matters, events or circumstances giving rise to any claim, of which the Purchaser, its directors, employees, agents, officers, consultants and representatives have been aware, including but not limited to: (i) those disclosed in the transaction documents, the Financial Statements as of the Financial Benchmark Date, the Data Room and/or the Purchaser’s due diligence process; (ii) those available for public inspection as of the Signing Date of this Agreement and the Closing Date on the websites of the listed company’s announcements, the Company’s asset registration authority, courts, industry and commerce registration authorities, other competent government authorities and the public websites of the aforesaid authorities; (iii) any matters contained or referred to in any emails or other written information sent by the Seller or its advisors to the Purchaser or its advisors for the purpose of the Purchaser’s proposed acquisition of the Company, as well as the contents of any attachments thereto.

(4)

If any claim is based solely on any contingent liability, then the Seller shall not be liable for any form of compensation before such contingent liability gives rise to an express payment obligation and before receiving the Purchaser’s Claim Request;

(5)

The Seller shall not be liable for any indemnification for any claims to the extent that the facts, matters, events or circumstances giving rise to such claims are disclosed, permitted, provided for or reserved against in the Financial Statements as of the Financial Benchmark Date, or are taken into account in any adjustment to the Purchase Price;

(6)	The Seller shall not be liable for any claims or losses arising from the following acts:
(a)

Any act, omission or transaction implemented by the Seller or the Company in accordance with the terms of Section 2 of Annex 4 prior to Closing, or any act, omission or transaction implemented at the instruction, request, consent or approval of the Purchaser or any Purchaser Affiliate (or any of their respective directors, employees or agents or successors or assigns or any of their affiliated

Annex8-2

companies);

(b)

After the Closing, any actions taken by the Purchaser or its Affiliates (or their respective directors, employees, agents, successors or assigns, or any of their affiliated companies) outside the normal course of business of the Company as of the Closing. The Seller shall not be liable for any form of compensation, inaction or transaction for any indirect losses suffered by the Purchaser due to changes in Applicable Laws or tax rates, the Purchaser’s waiver of set-off rights, or the Purchaser’s anticipated financial gains.

Annex8-3

Annex 9       Joint Venture Contract of Shanghai Hutchison Pharmaceuticals Limited

[***]

Annex9-1

Annex 10       Articles of Association of Shanghai Hutchison Pharmaceuticals Limited

[***]

Annex10-1

Annex 11       Shareholders’ Meeting and Board of Directors’ Resolutions on Closing Date

Annex 11.1Shareholders’ Meeting Resolution on the Closing Date

Annex 11.2Board Resolution on the Closing Date

Annex 11.3Shanghai Shangyao Hutchison Whampoa GSP Company Limited Board Resolution on the Closing Date

Annex 11.4Shanghai Shangyao Hutchison Whampoa GSP Company Limited Shareholders’ Resolution on the Closing Date

Annex11-1

Annex 12       Escrow Agreement

Annex 12.1Escrow Agreement for Seller’s Designated Escrow Account

Annex 12.2Escrow Agreement for Purchaser’s Escrow Account

Annex12-1

Appendix: Definitions

“Affiliate”	For a certain entity, any other entity that directly or indirectly controls, is directly or indirectly controlled by, or is under direct or indirect common control with that entity.

For the purposes of this definition, the term “control” means the ability to direct or control the management and policies of any enterprise or other entity, whether through the ownership of voting shares/stock or other securities or by contract or otherwise.

“Agreement”	has the meaning given in the preamble of this Agreement.

“Applicable Laws”	laws, regulations, rules, provisions, detailed rules, guidelines, orders, regulations or normative documents that are effective and applicable on or after the Signing Date of this Agreement.

“Existing Shareholders”	refers to the shareholders of SHPL as of the Signing Date of this Agreement, namely the Seller and Shanghai Traditional Chinese Medicine Co. Ltd.

“Business Day”	a day on which banks in China are generally open for normal business (excluding Saturdays, Sundays and statutory holidays).

“Purchaser”	has the meaning given in the preamble of this Agreement.

“Closing”	completion of the transfer of the Target Shares.

“Closing Date”

the date on which the Closing occurs, specifically referring to the date on which the Purchaser pays the Post-Tax Purchase Price to Seller’s Designated Escrow Account in accordance with Section 1 of Annex 3 to this Agreement.

“Company”	has the meaning given in Recital (A).

“HCM”

refers to the parent company who indirectly wholly owns the Seller, namely HUTCHMED (China) Limited (), a limited company incorporated in the Cayman Islands and listed on the Main Board of Stock Exchange of Hong Kong Limited (Stock Code: 13, and listed on the NASDAQ Stock Market in the United States and AIM market at the same time (Stock Code: HCM)).

“Condition(s) Precedent”	the Conditions Precedent to the Closing set forth in Sections 4.1, 4.2 and 4.3 of this Agreement.

“Condition(s) Precedent for the Seller’s Sale of Equity”	the Conditions Precedent to the Closing set forth in Section 4.1 of this Agreement.

Definitions

“Condition(s) Precedent for the Purchaser’s Acquisition of Equity”	the Conditions Precedent to the Closing set forth in Section 4.2 of this Agreement.

“Joint Venture Contract”	The Shanghai Hutchison Pharmaceuticals Limited Joint Venture Contract and its supplementary agreements.

“Articles of Association”	The Shanghai Hutchison Pharmaceuticals Limited Articles of Association and its amendments.

“New Joint Venture Contract”	refers to the Shanghai Hutchison Pharmaceuticals Limited Joint Venture Contract with the content and format as listed in Annex 9 of this Agreement.

“New Articles of Association”	refers to the Shanghai Hutchison Pharmaceuticals Limited Articles of Association with the content and format as listed in Annex 10 of this Agreement.

“Closing Date Resolutions”	one or more shareholders’ resolutions and board resolutions of the Company with the content and format as listed in Annex 11 of this Agreement.

“Closing Date Resolution Matters”

refers to the relevant matters involved in the agenda of the Closing Date Resolutions, including but not limited to the principles of operation and management of the Company during the Transition Period, financial budget, profit distribution, general manager responsibility system, corporate governance commitments, authorization to the board of directors/general manager, appointment of the general manager and chief financial officer, and appointment of the accountant.

“Rollover Profit Distribution and InterimPeriod Profit/Loss Allocation Plan”

refers to the proposal on the declaration of undistributed profits and the principle of allocation of interim period profit/loss as described in Section 4.1.7 of this Agreement, with the content and format agreed upon by both Parties on the Signing Date of this Agreement, and to be made on the Closing Date as set forth in Annex 7.

“Rollover Profit Distribution and InterimPeriod Profit/Loss Allocation Resolution”	refers to the shareholders’ resolution made by the existing shareholders of the Company on the Closing Date regarding the Rollover Profit Distribution and Interim Period Profit/Loss Allocation Plan.

“Escrow Agreement”

refers to the Escrow Agreement listed in Annex 12 of this Agreement, including Annex 12.1 Escrow Agreement for the Seller’s Designated Escrow Account and Annex 12.2 Escrow Agreement for the Purchaser’s Escrow Account.

Definitions

“Seller’s Designated Escrow Account”	the Seller’s designated Escrow Account opened in accordance with the Escrow Agreement for the Seller’s Designated Escrow Account in Annex 12.1.

“Purchaser’s Escrow Account”	the Purchaser’s Escrow Account opened in accordance with the Escrow Agreement for the Purchaser’s Escrow Account in Annex 12.2.

“SPG”	refers to Shanghai Pharmaceuticals Holding Co., Ltd. and/or its Affiliates.

“SPG Equity Transaction”	has the meaning given in Section 4.3.1 of this Agreement.

“SPG Equity Transaction Agreement”	refers to the share purchase and sale agreement for the SPG Equity Transaction.

“Performance Commitment”	the net profit commitment of the Company made by the Seller to the Purchaser during the Performance Commitment Period as described in Section 2.3 of this Agreement.

“Performance Commitment Period”	has the meaning given in Section 2.3 of this Agreement.

“Committed CumulativeNet Profit”	has the meaning given in Section 2.4.6 of this Agreement.

“Actual Cumulative Net Profit”	has the meaning given in Section 2.4.6 of this Agreement.

“Performance Compensation Determination Date”	has the meaning given in Section 2.4.6 of this Agreement.

“Actual Annual Net Profit”	has the meaning given in Section 2.4.3 of this Agreement.

“Committed Annual Net Profit”	has the meaning given to it in Section 2.4.3 of this Agreement.

“Interim Compensation Determination Date”	has the meaning given to it in Section 2.4.3 of this Agreement.

Definitions

“Antitrust Review”	has the meaning given to it in Section 4.1.2 of this Agreement.

“Transition Period”	means the period of three years from the Closing Date or until June 30, 2028, whichever is later.

“Disclosing Party”	has the meaning given to it in Section 11.3 of this Agreement.

“Encumbrance”	any pledge, mortgage, lien, security interest arising from contract, legal requirement, equity or otherwise.

“Signing Date”	the date of execution of this Agreement.

“Governmental Authority”

any national, international organization, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body, and any other entity owned or controlled by any of the foregoing.

“Group Companies”	collectively refers to the Company and its subsidiary Shanghai Shangyao Hutchison Whampoa GSP Company Limited.

“Claim Request”	has the meaning given to it in Section 1 of Annex 8 of this Agreement.

“Effective Purchase Price”	has the meaning given to it in Section 3 of Annex 8 of this Agreement.

“Indemnified Loss”	has the meaning given to it in Section 9.2 of this Agreement.

“Company’s Appointed Accounting Firm”	the Company’s accounting firm, being PricewaterhouseCoopers Zhong Tian LLP or the accounting firm confirmed by the Company’s internal decision-making body after review.

“Unrestricted Circumstances”	has the meaning given to it in Section 2 of Annex 4 of this Agreement.

“Intellectual Property”

all inventions, patents, utility models, designs, copyrights, registered trademarks, trade names, works, domain name rights and trade secrets related to the confidential formula of Shexiang Baoxin Pill, etc.

“Long Stop Date”

the date falling four (4) months after the date of this Agreement, or if Extended pursuant to Section 4.6, the date falling six (6) months after the date of this Agreement (or such other date as the Seller and the Purchaser may agree in writing).

“Loss”	has the meaning given to it in Section 9.2 of this Agreement.

Definitions

“PRC”	the People’s Republic of China, but for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan.

“Purchase Price”	has the meaning given to it in Section 2.2 of this Agreement.

“Post-Tax Purchase Price”	the Purchase Price less the amount set forth in the tax clearance certificate referred to in Section 3.1.2 of this Agreement.

“Data Room”

means the virtual data room hosted by Datasite titled “Project Hugo”, containing documents and other information relating to the Group Companies provided by the Seller with open access to the Purchaser as of November 25, 2024.

“Title Commitment”	means the commitments set forth in Section 1.1(a), Section 1.2(a) and Section 1.2(b) of Annex 5.

“Material Adverse Change”

means any event, circumstance, effect, occurrence or state of affairs, or any combination thereof (occurring after the date of this Agreement), which event, circumstance, effect, occurrence or state of affairs, or any combination thereof, has or would reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities (including contingent liabilities), properties or condition (financial or otherwise) or results or prospects of the Company, but in any event excluding any event, circumstance or change: (a) in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions; (b) in conditions generally affecting the industry in which the Company operates; (c) in Applicable Laws or accounting practices; (d) fairly disclosed in the Data Room, provided that the information must be disclosed in sufficient detail to enable the Purchaser and its professional advisers to reasonably assess the impact on the joint venture company and the holding company; or (e) the impact of events such as pandemics.

“RMB”	the lawful currency of PRC.

“AMR”	the State Administration for Market Regulation of PRC and its local competent branches.

“Seller”	has the meaning given to it in the preamble of this Agreement.

“Seller’s Designated Bank Account”	has the meaning given to it in Section 3.3.2 of this Agreement.

“Seller’s Resigning Directors”	the directors appointed by the Seller who intend to resign on the Closing Date.

“Force Majeure	means an objective event that is unforeseeable, unavoidable and insurmountable, including but not limited to earthquakes, typhoons,

Definitions

Event”	fires, floods, blizzards, wars, strikes, riots.

“Target Shares”	the 35% equity interest in the Company held by the Seller in aggregate (corresponding to RMB 80.15 million of the registered capital of the Company).

“Financial Benchmark Date”	refers to September 30, 2024.

“Transaction”	The Purchaser purchases the Target Shares from the Seller in accordance with the terms and conditions of this Agreement.

“Third Party Rights”

Any interest of any entity (including any acquisition right, option, pre-emptive right or conversion right), or any mortgage, pledge, lien, charge, transfer, security interest, retention of title, Encumbrance or any other security or preferential arrangement, and any agreement creating any of the foregoing rights.

Definitions

Signature Page

Seller

Shanghai HUTCHMED Investment (HK) Limited

Signatory:
Position:

Signature Page for the Agreement on the Sale and Purchase of 35% Equity Interest in Shanghai Hutchison Pharmaceuticals Limited

Signature Page

Purchaser

GP Health Service Capital Co., Ltd.

Signatory:
Position:

Signature Page for the Agreement on the Sale and Purchase of 35% Equity Interest in Shanghai Hutchison Pharmaceuticals Limited